                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                            FieldWorks, Incorporated
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                  31659P 10 3
                     -------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

                                                               Page 2 of 5 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO. 31659P 10 3
          -----------


1.   NAME OF REPORTING PERSON
     Gary J. Beeman


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)  [__]

                                                   (b)  [__]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION  United States Citizen


                           5.  SOLE VOTING POWER         748,152  (1)
           NUMBER OF
           SHARES
           BENEFICIALLY    6.  SHARED VOTING POWER             0
           OWNED BY
           EACH
           REPORTING       7.  SOLE DISPOSITIVE POWER    748,152  (1)
           PERSON
           WITH
                           8.  SHARED DISPOSITIVE POWER        0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     748,152   (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                        [__]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.5%

12.  TYPE OF REPORTING PERSON*
     IN

(1)  Includes 50,000 shares issuable pursuant to currently excersiable options.

                                                               Page 3 of 5 pages

ITEM 1(a).  Name of Issuer
            --------------
            FieldWorks, Incorporated


ITEM 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------
            7631 Anagram Drive
            Eden Prairie, MN  55344


ITEM 2(a).  Name of Person Filing
            ---------------------
            Gary J. Beeman

ITEM 2(b).  Address of Principal Business Office
            ------------------------------------
            7631 Anagram Drive
            Eden Prairie, MN  55344



ITEM 2(c).  Citizenship
            -----------
            United States Citizen


ITEM 2(d).  Title of Class of Securities
            ----------------------------
            Common Stock


ITEM 2(e)   CUSIP Number
            ------------
            31659P 10 3

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)- 2(b), check whether the person filing it is a:
            ----------------------------------------------

      (a)   [ ] Broker or Dealer registered under Section 15 of the Act
      (b)   [ ] Bank as defined in section 3(a)(6) of the Act
      (c)   [ ] Insurance Company as defined in section 3(a)(19) of the Act

                                                               Page 4 of 5 pages

     (d) [ ] Investment Company registered under section 8 of the Investment Advisers Act of 1940

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

     (g)  [ ] Parent Holding Company, in accordance with (S) 240.13d-
              1(b)(ii)(G)

     (h)  [ ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

ITEM 4.   Ownership
          ---------

     (a)  Amount Beneficially Owned
          748,152 Shares of Common Stock which includes 50,000 shares issuable pursuant to currently exercisable options.

     (b)  Percent of Class
          8.5%

     (c)  Number of Shares as to Which Such Person Has:

          (i)   sole power to vote or to direct the vote                 748,152

          (ii)  shared power to vote or to direct the vote                     0

          (iii) sole power to dispose or to direct the disposition of          0

          (iv)  shared power to dispose or to direct the disposition of  748,152

ITEM 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------
          Not Applicable


ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------
          Not Applicable

ITEM 7.   Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company
          -------------------------------------------------------------

          Not Applicable

                                                               Page 5 of 5 pages

ITEM 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

          Not Applicable


ITEM 9.   Notice of Dissolution of Group
          ------------------------------

          Not Applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998



                                             /s/  Gary J. Beeman
                                       ----------------------------------
                                       Gary J. Beeman